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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1999



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8

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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $56,182

COST OF OPERATION                                           55,023

OPERATING INCOME                                             1,159

INTEREST CHARGES                                               548

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                   611

FEDERAL INCOME TAXES ON OPERATIONS                           1,018

NET LOSS FROM OPERATIONS                                      (407)

NONOPERATING INCOME                                            545

NET INCOME                                                 $   138



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,338

NET INCOME                                                     138

CASH DIVIDENDS DECLARED                                        276

BALANCE AT END OF PERIOD                                   $23,200


The common stock of the Company is wholly owned by Ohio Power Company.

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $386,568
  Construction Work in Progress                                 754
         Total Mining Plant                                 387,322
  Accumulated Depreciation and Amortization                 275,104

         NET MINING PLANT                                   112,218

OTHER PROPERTY AND INVESTMENTS                               85,937

CURRENT ASSETS:
  Cash and Cash Equivalents                                  16,758
  Accounts Receivable:
    General                                                   4,836
    Affiliated Companies                                      4,893
  Coal                                                          112
  Materials and Supplies                                     10,834
  Other                                                         713

         TOTAL CURRENT ASSETS                                38,146

REGULATORY ASSETS                                            32,364

DEFERRED INCOME TAXES                                         1,613

DEFERRED CHARGES                                              2,234

           TOTAL                                           $272,512

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        December 31,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    2,562
  Other Paid-in Capital                                     26,320
  Retained Earnings                                         23,200

         TOTAL SHAREHOLDER'S EQUITY                         52,087

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                       12,506

         TOTAL LONG-TERM DEBT                               42,506

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          20,318
  Accrued Postretirement Benefits Other Than Pensions       44,636
  Accrued Reclamation Costs                                 23,885
  Operating Reserves                                        17,714

         TOTAL OTHER NONCURRENT LIABILITIES                106,553

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        11,677
  Short-term Debt                                            5,400
  Accounts Payable:
    General                                                 10,634
    Affiliated Companies                                     3,797
  Taxes Accrued                                              2,108
  Interest Accrued                                             814
  Accrued Vacation Pay                                       3,242
  Workers' Compensation Claims                               8,213
  Obligations Under Capital Leases                          20,339
  Other                                                      3,908

         TOTAL CURRENT LIABILITIES                          70,132

DEFERRED CREDITS                                             1,234

           TOTAL                                          $272,512

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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1999

TAXES

   As discussed in Note 2 of the Notes to Financial Statements in the 1998 Annual Report, the deductibility of certain interest deductions related to AEP's corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service
(IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through December 31, 1999 would increase expenses by approximately $30.7 million (including interest).

   The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

   In order to resolve this issue, the Company filed suit against the United States (US) in the US District Court for the Southern District of Ohio in March 1998. In 1999 a US Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwithstanding the Tax
Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from the matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

RETURN OF CAPITAL

   In October 1999, the Company declared and paid a return of capital of $15,944,000 to its parent, Ohio Power Company.


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                        SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                  FOR THE QUARTER ENDED DECEMBER 31, 1999
                      (in thousands, except as noted)
                                                                                                   October through
                                                                                                         December
                                                                                                           1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment exclusive of Retained Earnings at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         2,562
            Other Paid-in Capital                                                                          26,320
                                                                                                           28,887
       B. Rate of Return Allowable per HCAR Nos. 26573:
            10.43% per annum, 2.6075% per quarter                                                         .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $    753
            2. Year-to-Date                                                                              $  4,257

       D. Net Income per Statement of Income (a)                                                         $    138
            Add: Interest Charges                                                                             548
            Less: Nonoperating Income                                                                         545

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    141
            2. Year-to-Date                                                                              $  2,526

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 56,041

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                141

       C. Cost Applicable to Current Quarter Coal Billings                                                 56,182
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                     -
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 56,182

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                968,675

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $58.00

(a)    The Company  sold  its  Martinka  mining  division and  most of the  Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal  effective July 1, 1992.  All costs associated  with the Martinka division since  then are billed  to the Parent  Company, Ohio Power  Company, eliminating any earnings effect to the Company.
(b)    As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of Income.

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                        SOUTHERN OHIO COAL COMPANY
                      STATEMENT OF COST OF OPERATION
                  FOR THE QUARTER ENDED DECEMBER 31, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $ 2,106
Indirect Labor-UMW*                                          5,542
Benefits-UMW*                                                7,400
Salaries and Benefits-Nonunion                               4,672
Operating Supplies                                           3,634
Repair Parts and Materials                                   4,029
Electricity and Other Utilities                              1,794
Outside Services-Maintenance, Haulage and Reclamation        5,007
Taxes Other Than Federal Income Taxes**                      1,291
Rental of Equipment                                          8,196
Depreciation, Depletion and Amortization                     5,045
Mining Cost Normalization***                                 2,362
Other Production Costs                                       3,664

Subtotal                                                    54,742

Transfers of Production Costs (to)/from Coal Inventory         281

          Total                                            $55,023

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment
    Taxes.  These costs are reflected in benefits.
*** Represents the deferral/accrual required to establish a monthly selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                        SOUTHERN OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION

                                           December 31, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,578   $   -      $  7,578

Mining Structures and Equipment      243,228    178,421     64,807

Coal Interests (net of depletion)      1,613       -         1,613

Mine Development Costs               134,149     96,683     37,466

    Total Mining Plant
      in Service                    $386,568   $275,104   $111,464

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                        SOUTHERN OHIO COAL COMPANY
                  CONSTRUCTION EXPENDITURE BUDGET - 2000*


Description                                           Budgeted Amount
                                                       (in thousands)


Mine Plant Blanket                                         $1,440

Continuous Miner                                              750

Refuse Area and Slurry Pond                                   539

Rebuild Continuous Miner                                      500

Purchase Mineral Rights                                       325

Bulldozer                                                     305

Belt Storage Unit                                             260

Transportation Blanket                                        210

Subsidence                                                     35

                                                           $4,364



























*This budget does not include any possible lease transactions.